Exhibit 2.3

STOCK PURCHASE AGREEMENT

     This STOCK PURCHASE AGREEMENT (the “Agreement”), is entered into as of December 15, 2003, by and among CONTINUCARE HOME HEALTH SERVICES, INC., a Florida corporation (“Continucare”), and LCKC PARTNERS, INC., a Florida corporation (“Purchaser”), and KAREN COOK, an individual (“Cook”), and LISA COOPER, an individual (“Cooper”).

     WHEREAS, Continucare is a wholly-owned subsidiary of Continucare Corporation, a Florida corporation (“CNU”); and

     WHEREAS, Continucare owns 100% of the issued and outstanding shares of common stock (the “Shares”) of Maxicare Select, Inc., a Florida corporation (“Maxicare”); and

     WHEREAS, Maxicare operates its business, which includes, but is not limited to, a private duty home health agency licensed by the State of Florida, Agency for Health Care Administration (“AHCA”), office equipment and related support services (the “Business”), including all the accounts receivable derived from the operation of the Business (the “Accounts Receivable”); and

     WHEREAS, Cook and Cooper are the record and beneficial owners of 100% of the issued and outstanding shares of the capital stock of Purchaser; and

     WHEREAS, Continucare desires to sell to Purchaser, and Purchaser desires to purchase from Continucare, the Shares on the terms and conditions set forth in this Agreement; and

     WHEREAS, Purchaser desires to acquire Maxicare free of accounts payable and all other liabilities of the Business for periods prior to the Closing (as hereinafter defined) (the “Accounts Payable”), and, in order to induce Continucare to enter into the transactions contemplated hereby and assume the Accounts Payable, Purchaser desires Maxicare to assign the Accounts Receivable for services by Maxicare prior to the Closing to Continucare.

     NOW, THEREFORE, in consideration of the mutual covenants and premises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties hereto, intending to be legally bound, agree as follows:

     1.     SALE OF SHARES.

1.1 SALE OF SHARES. Subject to the terms and conditions set forth herein, Continucare hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from Continucare, the Shares at the purchase price of EIGHT THOUSAND FIVE HUNDRED DOLLARS ($8,500.00) (the “Purchase Price”). At the Closing, Continucare shall deliver to

Purchaser, duly endorsed stock transfer powers and certificates representing the Shares to be purchased by Purchaser from Continucare, dated as of the Closing Date.

1.2 EMPLOYMENT.

1.2.1	Simultaneously with the Closing, Cook and Cooper shall resign their employment with CNU (the “Employment Termination Date”). All rights and obligations of Cook, Cooper, CNU and Continucare shall cease as of the Employment Termination Date.

1.2.2	At the Closing, Cook and Cooper shall each deliver to Continucare a duly executed General Release, in form and substance reasonably satisfactory to Continucare and effective as of the Closing (the “General Releases”), on behalf of themselves, their heirs, executors, administrators, successors and assigns, jointly and severally, fully and unconditionally releasing, and forever discharging CNU and Continucare, all affiliated corporations and their predecessors, successors, assigns, agents, officers, directors and employees from any and all claims, debts, liabilities, demands, obligations, damages, losses, causes of action, costs, expenses and attorneys’ fees, known or unknown, suspected or unsuspected, accrued or unaccrued, arising from or related to their employment with CNU and Continucare prior to the Employment Termination Date that Cook or Cooper had, have or may have against Continucare and/or CNU regardless of whether the claims shall have been asserted at such time. The General Releases shall provide that the claims released may include, but shall not be limited to, any claim of unpaid wages or unpaid benefits; matters which may arise at common law such as breach of contract, express or implied, promissory estoppel, wrongful discharge, tortious interference with contractual rights, infliction of emotional distress or defamation; or any claims arising under federal, state or local laws such as the Employee Retirement Income Security Act, the Age Discrimination in Employment Act of 1967, the National Labor Relations Act, Title VII of the Civil Rights Act of 1964, the Rehabilitation Act of 1973, the Americans with Disabilities Act, the Family and Medical Leave Act, the Pregnancy Disability Act, the Equal Pay Act and COBRA (as defined below). Cook and Cooper shall agree in the General Releases not to file or cause to be filed any lawsuits or administrative claims against Continucare and/or CNU pertaining to Cook or Cooper’s employment and arising out of actions prior to the Employment Termination Date.

1.2.3	Attached hereto as Schedule 1.2.3 is a list of all employees of Maxicare, their positions and salaries as of the date hereof (the “Maxicare Employees”). The Maxicare Employees shall continue their employment with Maxicare after the Closing, however their eligibility to participate in CNU’s employee benefit plans shall terminate effective as of the Closing. Continucare shall provide the Maxicare Employees with the appropriate notifications in order to continue their employee benefits after the Closing Date, including continuation of their health insurance benefits pursuant to the Consolidated Omnibus Reconciliation Act (“COBRA”). Purchaser hereby agrees to cause Maxicare to pay for Maxicare Employees’ COBRA payments related to the continuation of health insurance benefits until such time as other arrangements can be made by Purchaser or Maxicare to provide for group health insurance benefits to all employees of Maxicare. Purchaser further agrees to cause Maxicare to provide appropriate separation payments to those Maxicare Employees that Purchaser elects not to retain after the Closing, and to otherwise comply with all applicable laws relating to the severance of any Maxicare Employees including, without limitation, COBRA and the Worker Adjustment and Retraining Notification Act.

1.2.4	Simultaneously with the Closing, Continucare shall cause the officers and directors of Maxicare (other than Cook and Cooper) to resign their respective positions with Maxicare effective as of the Closing.

1.3 TRANSFER OF PROPERTY AND LIABILITIES.

1.3.1	Continucare and Purchaser hereby acknowledge and agree that all Accounts Receivable for services rendered by Maxicare prior to or on the Closing, shall remain the sole and exclusive property of Continucare. For purpose of this Agreement, the term Accounts Receivable shall include all services rendered by Maxicare to patients on or before the Closing, whether those services have been billed or are yet to be billed as of the Closing. At the Closing, Maxicare shall provide Continucare with a duly executed assignment for all the Accounts Receivable in form and substance acceptable to Continucare. Purchaser, Cook and Cooper shall provide reasonable assistance to Continucare in identifying the Accounts Receivable, billing for those services that have not been billed as of the Closing and collecting the Accounts Receivable; provided, however, that neither Purchaser, Cook, Cooper nor Maxicare shall have authority to compromise or settle any Account Receivable for less than the full amount or commence any legal action with respect thereto. From and after the Closing, Purchaser, Maxicare, Cook and Cooper shall each also promptly remit to Continucare any payments that they may receive in respect of all Accounts Receivable for services rendered by Maxicare prior to or on the Closing. Following the Closing, Purchaser shall provide

Maxicare with sufficient capital to permit Maxicare to meet its obligations to its creditors notwithstanding the assignment of the Accounts Receivable to Continucare.

1.3.2	Any and all accounts payable and any other liabilities for the Business incurred on or prior to the Closing (the “Accounts Payable”), shall be the sole and exclusive responsibility of Continucare. Any Accounts Payable not identified and/or paid as of the Closing shall be submitted to Continucare for review and payment. Provided the Account Payable is for services incurred in the ordinary course by Maxicare on or before the Closing, Continucare shall make payment directly to such vendor in accordance with Continucare’s standard vendor payment practices. Continucare shall indemnify Purchaser, Maxicare, Cook and Cooper from any and all obligations arising under the Accounts Payable.

1.3.3	At the Closing, Maxicare shall assume those equipment leases of Continucare relating to equipment used by Maxicare in the operation of the Business (the “Leases”) as set forth on Schedule 1.3.3. In so doing, Purchaser, Maxicare, Cook and Cooper shall jointly and severally indemnify Continucare from any and all obligations arising under the Leases that are incurred after the Closing.

1.3.4	At the Closing, Maxicare shall assume those fixed assets of Continucare and used by Maxicare in the operation of the Buisiness (the “Fixed Assets”) as set forth on Schedule 1.3.4. Continucare shall provide Maxicare with such duly executed transfer and release documents as shall be reasonably necessary to evidence the transfer of the Fixed Assets to Maxicare.

1.3.5	Purchaser acknowledges that Maxicare’s employees are participants in CNU’s employee benefit plans. Upon the Closing, Maxicare’s employees shall no longer qualify for participation in CNU’s employee benefit plans and Purchaser shall be responsible for causing Maxicare to secure and/or replace such benefits at Purchaser’s sole discretion.

1.3.6	Maxicare is the registered owner of the fictitious name “Continucare Home Choice”. At the Closing, Continucare shall cause Maxicare to transfer all right, title and interest in the fictitious name to Continucare, and, from and after the Closing, neither Maxicare, Cook nor Cooper shall use such name or any confusingly similar name.

1.3.7	At the Closing, Continucare shall deliver to Purchaser the Maxicare corporate and stock record books, and any corporate seal and tax records of Maxicare.

1.3.8	Following the Closing, Continucare and Purchaser shall jointly make an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to the purchase of the Shares. A portion of the Purchase Price shall be allocated among the assets of Maxicare in accordance with the allocation prepared by Continucare and delivered to Purchaser thirty (30) days following the Closing, and Continucare and Purchaser agree to use that allocation in preparing any reports to and tax returns filed with any governmental entities (including the Internal Revenue Service). Continucare and Purchaser agree that the portion of the Purchase Price attributed to the Shares reflects the fair market value of the assets of Maxicare deemed sold pursuant to this Agreement and that the portion of the Purchase Price attributed to the Shares shall be the deemed purchase and sale price of Maxicare’s assets, which shall be allocated among the assets as described in this Section 1.3.8. Purchaser acknowledges that, as a result of this election, the benefit of all net operating losses or net capital losses of or associated with Maxicare for periods on or before the Closing, as determined by Continucare, shall remain with Continucare, and Purchaser, Cook and Cooper each agree not to claim the benefit of any such losses.

1.4 CLOSING. The Closing under this Agreement (the “Closing”) shall be held as promptly as practicable following the satisfaction or waiver of all conditions precedent to the Closing set forth in Sections 1.5 and 1.6 below, time being of the essence. The date of the Closing is referred to in this Agreement as the “Closing Date.” The Closing shall be held at 9:00 A.M. at the offices of Continucare, 80 S.W. 8th Street, Suite 2350, Miami, Florida 33130 or at such other time and place as the parties may agree upon in writing but shall be deemed to have been effective for all purposes as of 12:01 A.M. on the Closing Date.

1.5 CONDITIONS OF PURCHASER’S OBLIGATIONS. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or wavier of the following conditions: (a) the representations and warranties of Continucare set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, (b) Continucare shall have complied in all material respects with its covenants and agreements required to be performed by it prior to the Closing; and (c) Continucare shall have delivered to Purchaser a duly executed certificate confirming that the conditions set forth in clauses (a) and (b) above have been satisfied.

1.6 CONDITIONS TO CONTINUCARE’S OBLIGATIONS. The obligations of Continucare to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions: (a) the representations and warranties of

Purchaser, Cook and Cooper set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date; (b) Purchaser, Cook and Cooper shall have complied in all material respects with their covenants and agreements required to be performed by them prior to the Closing; (c) the sale, disposition or winding up of the Medicare fee-for-service businesses of Maxicare, Inc., a Delaware corporation (“MC”), and Sunset Harbor Home Health, Inc. (“Sunset Harbor”), shall have been completed to Continucare’s satisfaction; and (d) Purchaser, Cook and Cooper shall deliver to Continucare a duly executed certificate confirming that the conditions set forth in clauses (a) and (b) above have been satisfied.

     2.     REPRESENTATIONS AND WARRANTIES OF CONTINUCARE. For purposes of this Section 2, the phrase “Knowledge of Continucare” means the actual knowledge of the Chief Executive Officer of CNU without any investigation or inquiry whatsoever. Continucare hereby represents and warrants to Purchaser the following:

2.1 ORGANIZATION, AUTHORITY, APPROVAL AND ENFORCEABILITY. Maxicare and Continucare are each corporations incorporated under the laws of the State of Florida the respective status of each of which is active. Continucare is the record and beneficial owner of 100% of the issued and outstanding capital stock of Maxicare. This Agreement has been duly executed and delivered by Continucare, and Continucare has all requisite power and legal capacity to execute and deliver this Agreement in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby, and to perform its obligations hereunder. This Agreement constitutes, the legal, valid and binding obligation of Continucare enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium, or similar laws and judicial decisions from time to time in effect which affect creditors’ rights generally.

2.2 NO DEFAULTS OR CONSENTS. The execution and delivery of this Agreement by Continucare and the performance by Continucare of its obligations hereunder shall not violate any provision of law or any judgment, award or decree or any indenture, agreement or other instrument to which Continucare is a party, or by which Continucare or any of its properties or assets is bound or affected, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under, any such indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge, security interest or encumbrance of any nature whatsoever (“Lien”) upon any of Maxicare’s properties or assets, except in each case to the extent that the violation or breach would not materially impair Continucare’s ability to consummate the transactions contemplated hereby.

2.3 TAXES. To the Knowledge of Continucare: (a) Maxicare has filed all federal, state, local and foreign returns, information statements and reports relating to taxes required to be filed by Maxicare, (b) such returns are complete, true and correct in all material respects, and (c) all taxes owed by Maxicare to any taxing authority, have been paid or, as of the Closing shall have been paid.

2.4 LITIGATION. To the Knowledge of Continucare there, are no pending actions, suits, claims, litigation, or proceedings that could reasonably be expected to have a material adverse effect on the results of operations, financial condition, assets, or liabilities, of Maxicare.

2.5 BOOKS AND RECORDS. To the Knowledge of Continucare, the accounting records of Maxicare have been maintained in all material respects accordance with generally accepted accounting principles and fairly present in all material respects the accounts of Maxicare as of the date hereof.

     3.     REPRESENTATIONS AND WARRANTIES OF PURCHASER, COOK AND COOPER. For purposes of this Section 3 the phrase “Knowledge of Purcahser” means the actual knowledge of Cook and Cooper without any investigation or inquiry whatsoever. Purchaser, Cook and Cooper each hereby jointly and severally represent and warrant to Continucare that:

3.1 ORGANIZATION, AUTHORITY, APPROVAL AND ENFORCEABILITY. Purchaser is a corporation incorporated under the laws of the State of Florida whose status is active. Cook and Cooper are the record and beneficial owners of 100% of the issued and outstanding capital stock of Purchaser, and no person or entity has any right, contingent or otherwise, to acquire record or beneficial ownership of any shares of the capital stock or other voting securities of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and Purchaser has all requisite power and legal capacity to execute and deliver this Agreement in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby, and to perform their obligations hereunder. This Agreement constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium, or similar laws and judicial decisions from time to time in effect which affect creditors’ rights generally.

3.2 NO DEFAULTS OR CONSENTS. Neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereby will:

3.2.1	violate any laws, judgments, awards or decrees applicable to Purchaser;

3.2.2	violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any indenture, agreement or other instrument to which Purchaser is a party or by which any of its assets are bound or affected or result in the creation or imposition of any Lien upon any of its properties or assets; or

3.2.3	require Purchaser to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any governmental authority.

Neither Cook nor Cooper is in default or breach of any agreement between either of them and CNU or any of its affiliates.

3.3 NO PROCEEDINGS. No suit, action or other proceeding is pending or, to the Knowledge of Purchaser, threatened before any governmental authority seeking to restrain Purchaser, Cook or Cooper or prohibit their entry into this Agreement or the consummation of the transactions contemplated hereby, or seeking damages against Purchaser or their properties as a result of the consummation of this Agreement.

3.4 PURCHASE FOR INVESTMENT. Purchaser is acquiring the Shares being transferred pursuant to this Agreement for investment for its own account and not with a view to, or in connection with, a distribution thereof within the meaning of Federal securities laws. Purchaser acknowledges that Continucare’s sale of the Shares to Purchaser has not been registered under the Securities Act of 1933 or applicable state securities laws.

3.5 NO PROJECTIONS. Purchaser, Cook and Cooper each acknowledge that neither Continucare, CNU nor any other person affiliated with Continucare or CNU has provided, and none of them is relying in any way upon, any representations regarding projections or future performance of Maxicare.

3.6 NO BROKERS. No person or entity acting on behalf of Purchaser, Cook or Cooper is or shall be entitled to any commission or broker’s or finder’s fees in connection with any of the transactions contemplated by this Agreement.

     4.     COVENANTS.

4.1 CONDUCT OF BUSINESS. From the date of this Agreement to the Closing Date, Continucare shall cause Maxicare: (a) to conduct its operations only in the ordinary course of business consistent with past practices and in accordance in all material respects with all laws, (b) not to take or omit to take or omit to take any action that could reasonably be expected to cause any of the representations or warranties of Continucare to be untrue or incorrect in any material respect; (c) not to make any change in the Articles of Incorporation or Bylaws of Maxicare; (d) not to assume any additional indebtedness for borrowed money that Purchaser would be expected to assume under this Agreement; (e) not to grant any material increase in the salary payable to Maxicare Employee; and (f) not to enter into any material contract that Purchaser would be expected to assume under this Agreement.

4.2 ACCESS. Purchaser may, from and after the date of this Agreement to the Closing Date, review the properties, books and records of Maxicare and its financial condition, to the extent it deems necessary or advisable to familiarize itself with the Business.

4.3 NOTICES. From the date of this Agreement to the Closing Date: (a) Continucare shall notify Purchaser upon receipt of written notice of any existing or alleged material violation of or nonconformity with any law relating to, affecting or concerning Maxicare or the Business, or any material breach of any of Continucare’s representations or warranties or material breach of any covenant, term or condition to be complied with by

Continucare prior to the Closing, and (b) Purchaser shall notify Continucare upon receipt of written notice of any existing or alleged material violation of or nonconformity with any law relating to, affecting or concerning Purchaser, Cook, or Cooper, or any material breach of any of Purchaser’s, Cook’s and Cooper’s representations or warranties or material breach of any covenant, term or condition to be complied with by them prior to the Closing.

4.4 CONFIDENTIALITY. Except as otherwise required by law or in the performance of their respective obligations under this Agreement, Purchaser, Cook and Cooper shall each keep any information received from Continucare or any of its affiliates or advisors confidential and shall not use or disclose any such information for any purpose. The parties agree that Continucare would be irreparably harmed by any breach of this Section 4.4, and in the event of a breach of any of the provisions of this Section 4.4, Continucare may, in addition to other rights and remedies existing in its favor, apply to any court of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions hereof.

4.5 ASSISTANCE. From and after the date of this Agreement, Cook and Cooper shall provide such assistance as Continucare may reasonably request in connection with the sale, disposition or winding up of the Medicare fee-for-service businesses of MC and Sunset Harbor.

     5.     OTHER OBLIGATIONS.

5.1 FURTHER ASSURANCES. Continucare and Purchaser shall execute and deliver such documents, and take such other action, as shall be reasonably requested by any other party hereto to carry out the transactions contemplated by this Agreement.

5.2 TRANSFER OF PATIENT RECORDS. Continucare shall transfer possession of all patient records to Purchaser effective on the Closing Date. Purchaser, Cook and Cooper agree and acknowledge that they shall each comply with all applicable state and federal laws and regulations pertaining to the patient records, including, but not limited to, patient confidentiality, and patient right of access, including, but not limited to, the provisions of the Health Insurance Portability and Accountability Act of 1996, and those of §400.491, Florida Statute which require that home health records be maintained by the home health agency for five (5) years following termination of services. Purchaser, Cook and Cooper further agree that patient medical and billing records shall be made available at the request of Continucare for purposes of collection of the Accounts Receivable and in the event the records are required in conjunction with any audit, malpractice claim, or request directed to Continucare by a patient, third party payor, or government agency, for review of patient medical records or billing records. Continucare shall be permitted to copy any of such records and the reasonable costs of copying such records shall be borne by Continucare.

5.3 PUBLICITY. All press releases and other publicity concerning the transactions contemplated by this Agreement shall, except as required by applicable law, be subject to the review and approval of Continucare and CNU.

     6.     TERMINATION; EFFECT OF TERMINATION.

6.1 TERMINATION. This Agreement shall terminate in the following circumstances: (a) immediately upon the mutual written consent of all the parties; (b) by Continucare upon written notice to Purchaser if Purchaser, Cook or Cooper shall have breached any of their representations and warranties or covenants and agreements (other than the covenants contained in Section 4.4), which breach remains uncured after five (5) days’ written notice to Purchaser; (c) by Continucare immediately upon written notice to Purchaser if Purchaser, Cook or Cooper shall have breached any of their covenants and agreements set forth in Section 4.4; (d) by Purchaser upon written notice to Continucare if Continucare shall have breached any of its representations and warranties or covenants and agreements which breach remains uncured after five (5) days’ written notice to Continucare; (e) immediately by either Continucare or Purchaser by written notice to the other if the Closing shall not have occurred by January 31, 2004; provided, however, that the right to terminate this Agreement under this clause (e) shall not be available to any party whose failure to fulfill its obligations under this Agreement has been the cause of the Closing to occur by such date.

6.2 EFFECT OF TERMINATION. In the event of any termination of this Agreement, this Agreement shall become void and of no further effect (except for Section 4.4 which shall survive such termination) and there shall be no liability or further obligation on the part of Continucare, Purchaser, Cook or Cooper (except for Section 4.4); provided, however, that the foregoing shall not relieve or discharge any party for liability to any other for fraud, bad faith, or willful breach of this Agreement.

     6.     MISCELLANEOUS.

6.1 COSTS AND EXPENSES. Each party shall bear its own expenses incurred in connection with the negotiation, preparation, execution and closing of this Agreement and the transactions contemplated hereby. If any legal proceeding is brought to enforce or interpret this Agreement, the prevailing party in any such proceeding shall be entitled to recover from the other party its reasonable attorneys’ and paralegal fees and court costs.

6.2 GOVERNING LAW. The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Florida (excluding any conflict of law rule or principle that would refer to the laws of another jurisdiction). Each party hereto irrevocably submits to the jurisdiction of the Circuit Court of the State of Florida, Miami-Dade County, in any action or proceeding arising out of or relating to this Agreement, and each party hereby irrevocably agrees that all claims in respect of any such action or proceeding must be brought and/or defended in such court; provided, however, that matters which are under the exclusive jurisdiction of the Federal courts shall be brought in the Federal District Court for the Southern District of Florida. Each party hereto consents to service of process by any means authorized by the applicable law of the forum in any action brought under or arising out of this Agreement, and each party irrevocably waives, to the fullest extent each may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

6.3 ENTIRE AGREEMENT, AMENDMENTS AND WAIVERS. This Agreement, together with all exhibits hereto, constitutes the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

6.4 BINDING EFFECT AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by any party hereto without the prior written consent of the other party. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

6.5 MULTIPLE COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.6 SURVIVAL. The representations, warranties, covenants, and agreements made herein shall survive the closing of the transactions contemplated hereby.

6.7 NOTICES. Except as otherwise expressly provided in this Agreement, any notice or request to be given hereunder by either party to the other shall be in writing and may be affected either by personal delivery or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the following addresses, but either party may change its notice address by providing written notice to the other in accordance with this Subsection.

If to Continucare:	Continucare Home Health Services, Inc. 80 S.W. 8th Street, Suite 2350 Miami, Florida 33130 Facsimile: (305) 579-1401 Attn: Legal Department

If to the Purchaser:	LCKC Partners, Inc. _____________________________ _____________________________ Facsimile: _____________

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Continucare Home Health Services, Inc.

By: /s/ Richard C. Pfenniger, Jr.

Richard C. Pfenniger, Jr., President

LCKC Partners, Inc.

By: /s/ Karen Cook

Vice President

/s/ Karen Cook

Karen Cook

/s/ Lisa Cooper

Lisa Cooper